BB 3/31

SECURI[illegible] 06007134 [illegible]SION

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AB 4/6

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

A

SEC FILE NUMBER
8- 49463

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Parker Global Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1177 Summer Street - 6th Floor
(No. and Street)

Stamford (City) CT (State) 06905 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lorraine Walls (203) 358-4024
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosen Seymour Shapss Martin & Company LLP
(Name – *if individual, state last, first, middle name*)

757 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

4/19/06

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB

OATH OR AFFIRMATION

I, Lorraine Walls, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Parker Global Investments, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

THERESE RICHARDS
Notary Public
My Commission Expires May 31, 2009

Commission #138255

[Signature]
Notary Public

[Signature]
Signature

Managing Director, CFO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUPPLEMENTARY INFORMATION

Year Ended December 31, 2005

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Net capital:	
Total member's equity	$ 14,865
Less non-allowable assets:	
Other assets	5,415
Net capital before haircuts	9,450
Haircuts	-
Net capital	$ 9,450
Aggregate indebtedness:	
Accounts payable	$ 1,457
Total aggregate indebtedness	$ 1,457
Computation of basic net capital requirement:	
Minimum net capital required	$ 5,000
Excess net capital at 1,500 percent	$ 4,450
Excess net capital at 1,000 percent	$ 9,304
Aggregate indebtedness to net capital	0.154 to 1

Note – There are no material differences between the amounts presented above and the amount reported on the Company's unaudited FOCUS Reports of December 31, 2005. Therefore, no reconciliation of the two computations is deemed necessary.

See independent auditors' report on supplementary information.